UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date February 09, 2012	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	9th February 2012

TASMAN MAKES METALLURGICAL BREAKTHROUGH AT NORRA KARR HEAVY RARE EARTH ELEMENT AND ZIRCONIUM PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61; NYSE AMEX - TAS).  Mr Mark Saxon, President & CEO, is pleased to announce results from the significant progress made in development of a processing flow sheet for the Norra Karr heavy rare earth element (REE) and zirconium (Zr) project in southern Sweden.

Highlights include:

•	Preparation of a mineral concentrate with high REE recovery using wet magnetic separation;
•	Successful use of flotation to further upgrade this mineral concentrate;
•	High recoveries and low sulphuric acid consumption achieved when leaching the mineral concentrate in an ambient temperature and atmospheric pressure environment;
•	Processing flow sheet now well defined for inclusion in PEA nearing completion by Pincock, Allen & Holt;
•	Potentially saleable nepheline/feldspar co-product with low iron content separated during physical concentrate preparation;

"The metallurgical team at the Geological Survey of Finland has made great progress for Tasman in developing a simple and potentially low cost processing method for Norra Karr” said Mark Saxon, Tasman's President & CEO.  "The mineral concentrate we have prepared by magnetic separation and flotation is as encouraging as we hoped for at the start of our research.   In addition to achieving high REE recoveries, we have now also separated a potentially saleable nepheline/feldspar co-product, which may allow Tasman to significantly reduce tailings dam requirements, and optimally use the mined resource.  The acid leaching program was also a success, with sulphuric acid consumption greatly reduced with respect to previous tests, no roasting or elevated pressure required, and recoveries of the high value heavy REE’s exceeding 90%."

The mineral processing division of the Geological Survey of Finland (GTK) in Outokumpu was engaged in 2011 to undertake physical concentrate preparation (beneficiation) and leaching testing on a sample of Norra Karr mineralization.  Approximately 100 kg of representative uncrushed drill core was delivered to GTK.  Previous metallurgical work by SGS Minerals Services (as reported 4th May 2011) identified a simple and effective leach process, therefore GTK focused a majority of research on beneficiation.  The research was completed under the guidance of Tasman’s consulting metallurgist, Mr John Litz of JE Litz & Associates, Colorado.

Mineral liberation studies have shown the Norra Karr host rock to have simple mineralogy, with almost all REE’s contained within the acid soluble zirconosilicate mineral eudialyte.  Eudialyte comprises 7.2% of the sample, whilst the Zr-rich/REE-poor mineral catapleiite comprises 2.5%.  Zircon (0.03%) and other REE phases (0.19%) are present in only trace amounts.  Accessory minerals in the sample are dominated by aegirine (21.6%), albite (19.5%), potassium feldspar (17.1%) and analcime (16.4%).

Beneficiation Testing

A total of twenty six multi-step magnetic separation and flotation tests were run by GTK, where grind size, magnetic strength, flotation chemical inputs and sequencing were varied.  Testing focused on the use of simple and commercially available techniques.  By magnetic separation alone, optimum results achieved were very encouraging including:

•	95.1% REE recovery into 55% of the mineral mass (T2);
•	94.1% REE recovery into 49% of the mineral mass (T11); and
•	88.0% REE recovery into 47% of the mineral mass (T10);

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

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REE-bearing eudialyte is weakly magnetic, and therefore reports to the magnetic fraction with mafic minerals in particular aegirine.  Zr recovery was typically in the range 50% - 60% as some of the Zr-bearing mineral catapleiite reported to the non-magnetic fraction.  The non-magnetic fraction is largely comprised of the felsic minerals including nepheline, feldspar and natrolite.  This non-magnetic fraction is low in iron, with a similar chemistry and mineralogy to material used in large volume in Europe within the glass and ceramic industries.  Tests for whiteness, translucency and melting point of this co-product are now being run.

A mineral flotation step, developed to separate aegirine from the magnetic fraction has been tested and shown to significantly improve the quality of the mineral concentrate without significant loss of REE-bearing minerals.  Combined magnetic separation and flotation tests achieved the following optimum results:

•	86.6% REE recovery into 37.6% of the mineral mass (T26); and
•	84.1% REE recovery into 26.5% of the mineral mass (T20);

Leach Testing

Leach tests were completed by GTK on mineral concentrates produced in the above beneficiation process.  Leach tests by SGS Minerals Services reported prior to GTK’s work (4th May 2011) were run using whole ore samples and achieved high recovery in a two step process being an ambient temperature “pre-leach” and a 150o C “roast and leach”.

GTK’s research focused on optimizing the ambient temperature leach phase, with a view to minimizing acid and energy requirements during processing.  At ambient temperature, with a sulphuric acid dosage of only 220 kg/tonne of ore for 3.5 hours, optimum leach test results were approximately

•
95% recovery of the heavy REE yttrium (Y); 88.5% of light REE’s lanthanum (La) and cerium (Ce); and 82% of zirconium (Zr).  Previous tests have shown that recovery rate of additional heavy REE’s will reflect that of yttrium, and additional light REE’s will reflect La and Ce.  REE-salts were found to form in solution during acid leaching, which may be separated as part of the precipitation phase, or re-dissolved in water.

Results from the metallurgical research described above shall form the basis for the metallurgical flowsheet used in the Preliminary Economic Assessment of the Norra Karr deposit that is nearing completion by Pincock Allen & Holt.

Samples submitted by Tasman Metals Ltd and metallurgical products produced by the Geological Survey of Finland (GTK) were analyzed by the XRF technique in the laboratories of Labtium Oy in Finland.  Labtium Oy is an independent consulting laboratory, fully accredited to industry standards.

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Norra Karr is characterized by being unusually enriched in the high value HREO when compared to peer projects tracked by industry analysts at Technology Metals Research LLC (www.techmetalsresearch.com), with HREO as a percentage of TREO exceeding 50%.  Of particular note are the high grades of Y2O3 (yttrium oxide), Dy2O3 (dysprosium oxide) and Tb2O3 (terbium oxide), metals with strong demand in the lighting and automotive industries, and with few potential sources outside China.  In addition, Technology Metals Research show Norra Karr to be the fourth largest heavy rare earth project in the Western World by contained metal.

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers an area of 350m by 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drill holes appear associated with partially melted or pegmatitic intervals within the intrusion.  Recent mineralogical work by SGS Mineral Services has shown REE bearing minerals to be zirconosilicates, principally eudialyte and catapleiite, both of which are soluble in sulphuric acid.  The project shows geological similarity to advanced projects at Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  For an overview of the infrastructure and resource, please see a recent 3D fly through video at http://www.tasmanmetals.com/i/videos/video1/index.html.

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About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and on the NYSE-AMEX under the symbol “TAS.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange or the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements.
Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.